Exhibit (a)(4)

February 21, 2003

I am pleased to inform you that our Board of Directors has approved an option exchange program, which is described in the attached letter and the other documents that are enclosed with this letter. These materials describe the eligibility requirements of the option exchange program and what you need to do if you choose to participate in the program.

William H. Channell, Sr.

Chairman of the Board and

Chief Executive Officer